Via Facsimile and U.S. Mail
Mail Stop 4720

November 20, 2009

Mr. Angus Russell
Chief Executive Officer
Shire PLC
5 Riverwalk
Citywest Business Campus
Dublin 24
Republic of Ireland

Re: Shire PLC
Form 10-Q for the Period Ended September 30, 2009
Filed November 6, 2009
File No. 0-29630

Dear Mr. Russell:

   We have limited our review of your filing to the issue we have addressed in our comment. We think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q September 30, 2009

1. Disclose in MD&A the reasons why receivables appear to have increased at a rate faster than sales increased in the quarter ended September 30, 2009. Include, as applicable, the nature, extent and timing of changes in credit terms, collection efforts, credit utilization or delinquency.

*   *   *   *

As appropriate, please amend your Form 10-Q for the quarter ended September 30, 2009 and respond to the comment within 10 business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant